EXHIBIT 12.1
Federal Home Loan Bank of Des Moines
Computation of Earnings to Fixed Charges
(numbers in thousands)

	For the Years Ended December 31,
	2012	2011	2010	2009	2008
Earnings:
Income before assessments	$123,841	$97,613	$181,077	$198,685	$173,354
Fixed charges	535,738	667,283	872,875	1,236,655	2,123,241
Total earnings	659,579	764,896	1,053,952	1,435,340	2,296,595

Fixed Charges:
Interest expense:
Consolidated obligations	534,710	666,209	871,106	1,233,529	2,097,627
Deposits	368	492	1,179	2,389	22,181
Borrowings from other FHLBanks	1	1	3	21	26
Securities sold under agreement to repurchase	—	—	—	—	1,961
Mandatorily redeemable capital stock	238	211	164	283	1,028
Total interest expense	535,317	666,913	872,452	1,236,222	2,122,823
Estimated component of net rental expense
Rent expense	1,264	1,109	1,268	1,300	1,254
Factor[1]	33.33%	33.33%	33.33%	33.33%	33.33%
Estimated component of net rental expense	421	370	423	433	418
Total fixed charges	535,738	667,283	872,875	1,236,655	2,123,241

Ratio of earnings to fixed charges	1.23	1.15	1.21	1.16	1.08

1    Represents one-third of rental expense related to the Bank's operating leases.